EXHIBIT 4.2

DUPONT PHOTOMASKS, INC.

AMENDMENT NO. 1 TO RIGHTS AGREEMENT BETWEEN DUPONT PHOTOMASKS, INC. AND EQUISERVE TRUST COMPANY, N.A., AS RIGHTS AGENT, DATED AS OF APRIL 29, 2003

AMENDMENT NO. 1 TO

RIGHTS AGREEMENT

This Amendment No. 1 to the Rights Agreement (this “Amendment”) is made and entered into as of April 29, 2003, by DuPont Photomasks, Inc. (the “Company”) and EquiServe Trust Company, N.A. (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement dated as of January 30, 2001 (the “Agreement”);

WHEREAS, Section 27 of the Agreement provides that the Company may, in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of this Agreement in any respect without the approval of any holders of the Rights;

WHEREAS, the Company now desires and the Rights Agent agrees to amend the Agreement; and

NOW, THEREFORE, for and in consideration of the premises and the mutual benefits to the parties arising out of this Amendment, the receipt and sufficiency of which are hereby acknowledged by the parties’ execution and delivery hereof, the parties hereto agree as follows:

1              Definitions.  Capitalized terms not defined in this Amendment shall have the meanings ascribed thereto in the Agreement.

2              Amendment to the Agreement.  The Company desires to offer up to $120,000,000 aggregate principal amount of subordinated debt securities (the “Offering”), which are convertible into shares of common stock, par value $0.01 per share, of the Company.  As a result, in order permit the Offering to proceed without triggering the Rights set forth in the Agreement, the following sentence shall be added to serve as the final sentence of Section 1(c) of the Agreement:

“Notwithstanding the foregoing, neither Credit Suisse First Boston nor Lehman Brothers shall be deemed, either individually or as a group, to be Beneficial Owners in connection with the offer and sale, or in connection with the subsequent resale pursuant to Rule 144A or Regulation S under the Securities Act, of the Convertible Subordinated Notes due 2008 pursuant to that certain Purchase Agreement, by and among the Company, Credit Suisse First Boston, and Lehman Brothers.”

3              No Other Changes/Promises.  Except as specifically set forth in this Amendment, the terms and provisions of the Agreement shall remain unmodified and the Agreement is hereby confirmed by the parties as being in full force and effect as amended herein.

4              Counterparts.  This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment No. 1 to the Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

DuPont Photomasks, Inc.

By:	/s/ James W. Boeckman
Name:	James W. Boeckman
Title:	Executive Vice President, General Counsel and Secretary

EquiServe Trust Company, N.A., as Rights Agent:

By:	/s/ Tammie J. Marshall
Name:	Tammie J. Marshall
Title:	Sr. Account Manager

Signature Page to Amendment No. 1 to Rights Agreement